Pinnacle Financial Partners, Inc.

150 3rd Avenue South, Suite 900

Nashville, TN 37204

July 5, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc. (the “Registrant”)

Application for Withdrawal of
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-205523) filed on July 1, 2016
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-205524) filed on July 1, 2016
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-205525) filed on July 1, 2016

Ladies and Gentleman,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, as successor by merger to the Registrant, Pinnacle Financial Partners, Inc. hereby request that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s Post-Effective Amendment No. 1 for Registration Statement on Form S-8 (333-205523), Post-Effective Amendment No. 1 for Registration Statement on Form S-8 (333-205524) and Post-Effective Amendment No. 1 for Registration Statement on Form S-8 (333-205525), each filed with the Commission on July 1, 2016 (collectively, the “Post-Effective Amendments”), as of the date hereof. We are requesting withdrawal of the Post-Effective Amendments filed on July 1, 2016 because of a filing error relating to the EDGAR submission type for each of the filings. Each of the Post-Effective Amendments was erroneously filed as EDGAR submission type “POS AM” rather than “S-8 POS” as was intended. No securities were sold under any of the Post Effective Amendments.

As successor to the Registrant, Pinnacle Financial Partners, Inc. has subsequently filed the post-effective amendments to the above referenced registration statements under the correct EDGAR submission type on July 5, 2016.

If you have any questions with respect to this matter, please contact our legal counsel, Scott Holley, at (615) 742-6200. Thank you for your assistance in this matter.

Sincerely,

/s/ Dana Sanders

Dana Sanders

SVP, Financial Reporting